CHINA FORESTRY INDUSTRY GROUP, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

June 8, 2011

By EDGAR Transmission
Larry Spirgel,
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)
Amendment No. 3 to Form 8-K
Filed March 11, 2011
File No. 00052843

Dear Mr. Spirgel,

We hereby submit the responses of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 1, 2011, providing the Staff’s comments with respect to the above referenced current report on Form 8-K (the “Form 8-K”), along with Amendment No. 4 to the Form 8-K (the “Amendment”).

We understand and agree that:

(a)              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)              the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
June 8, 2011

General

1.	We note your response to comments one and two from our letter dated February 11, 2011. Please revise your risk factor on page 20 to include the details in your response. Specifically, at a minimum, you should disclose the following in addition to what has already been disclosed: “We believe that our accounting team lacks prior experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. As such, we intend to seek out and retain additional accounting staff with more experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. In the interim, we have engaged AuditPrep Limited (the “U.S. GAAP Consultant”), to prepare and review our U.S. GAAP financial statements commencing with the fiscal quarter ending March 31, 2011, and to assist us with the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) to be filed on or before March 31, 2011.” You should also disclose that you believe “that, during the period ended December 31, 2010, we had a material weakness in our internal controls over financial reporting.”

Response:  We have revised the risk factor on page 20 of the Amendment to include the details in our prior response, including the disclosure described in your comment.

2.	Further, since you believe that during the period ended December 31, 2010 you had a material weakness in your internal controls over financial reporting, we believe that such a weakness would result in your evaluation of internal controls over financial reporting to be not effective for the fiscal year ended December 31, 2010. Please amend your disclosure to state the same.

Response:  We have disclosed in the Amendment that we believe our internal controls over financial reporting to not be effective for the fiscal year ended December 31, 2010.

Description of Business, page 3

Our Corporate History and Background, page 4

3.	We note your response to comment four in our letter dated February 11, 2011. Please revise the disclosure in the Form 8-K to provide the substance of your response in a section that discusses how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC. In this section, disclose that Mr. Yulu Bai would have been prohibited under PRC law from incorporating Bingwu Forestry in Hong Kong and acquiring Aosen Forestry, which is why the establishment of Bingwu Forestry as a foreign holding company over Aosen Forestry was accomplished by having Mr. Bai’s wife, a non-PRC citizen, incorporate and become the sole shareholder of Bingwu Forestry and then enter into an agreement with Mr. Bai to acquire control of Bingwu Forestry after one year.

Response:  We have expanded our disclosure in the Amendment to incorporate the additional disclosure described in your comment.

Division of Corporation Finance
June 8, 2011

Assumption and Conversion of Outstanding Notes and Warrant, page 5

4.	Please discuss your notes to Horoy and Goldenbridge in the notes to your financial statements and tell us how you accounted for these notes. Tell us where they are recorded in your financial statements at September 30, 2010. Disclose all terms of the notes, including the conversion terms and warrants. Tell us how these notes and the working capital received from Horoy and Goldenbridge are reflected in your consolidated statements of cash flows for the nine months ended September 30, 2010.

Response:  We have reported the convertible promissory notes payable as a separate line item in the balance sheet of the company at September 30, 2010, and have added a footnote to disclose all terms of these notes, including the conversion terms and warrants. We have also added a separate line item to the Cash Flows from Financing Activities to disclose the proceeds from convertible promissory notes as a separate line item in the Statements of Cash Flows.

Competition, page 9

5.	We note your response to comment six in our letter dated February 11, 2011 including discussion of your plans to first harvest wood from your regenerative forest in 2012. Please disclose what percentage of your raw materials you anticipate obtaining from your forestry land.

Response:  Due to recent droughts in southwestern China, our original tree-planting schedule on this forest land has been delayed to date, but we expect to commence planting during 2011. Barring any unforeseen difficulties with the growth rate of our crop, we expect to commence harvesting raw materials from this land by late 2015 or early 2016. We have revised our disclosure to reflect the foregoing change in our plantation schedule. We have also expanded our disclosure in the Amendment to reflect that we expect to procure approximately 20% of our raw materials needs during the first quarter of harvesting from our regenerative forest land.

6.	We note your statement that “We have entered into joint management agreements with local farmers to look after and maintain our forest land, in exchange for funding, technological guidance, young trees, fertilizers, our sale of produce from the land to third parties, and a pro rata share of such sales revenue. Sales revenues from this arrangement is usually apportioned on an 80:20 basis, with the Company receiving 80% and the local farmer receiving 20%.” Please disclose detailed information about these agreements in your management’s discussion and analysis and notes to your financial statements. You should at a minimum discuss the terms of these agreements, how you are accounting for these arrangements, how much revenue and/or expense has resulted from these arrangements, how these arrangements have affected your results of operations, and your revenue recognition policy as it relates to these agreements.

Response:  We have expanded our disclosure under our management’s discussion and analysis and the notes to our financial statements in the Amendment to disclose the following information regarding these arrangements:

Division of Corporation Finance
June 8, 2011

We have entered into joint management agreements with local farmers to look after and maintain our forest land for a 30-year term. In exchange for caring for our forest land, we agree to provide local farmers with technological guidance, as well as with the funding to purchase young trees and fertilizers as necessary for maintaining and reforesting the land, and to cover expenses related to harvesting, transportation, taxes and other costs of sale. In addition, we are obligated to share up to a 20% pro rata share of our sales revenue from our sale of produce from the land to third parties. Due to recent droughts in southwestern China, our original tree-planting schedule on this forest land has been delayed to date, but we expect to commence planting during 2011. Barring any unforeseen difficulties with the growth rate of our crop, we expect to commence harvesting raw materials from this land by late 2015 or early 2016.

Since we have not yet planted or harvested from our forest land, only minimal costs have been incurred by, and no revenues have resulted from, these agreements. To date we have only incurred approximately RMB 80,000 ($12,139.61) in such expenses, which we have currently recorded under General and administration expenses.

We expect that once our forest land starts yielding raw materials that it will gradually reduce our raw material costs commencing in late 2015 or early 2016. From a long-term perspective, we expect that we will be able to more accurately predict our raw material costs and not be blindsided by supply interruptions outside of our control.

We plan to record 100% of the revenue generated from the sale of raw materials procured from such land upon the sale of such raw materials. Expenses related to plantation, management and harvesting, and the 20% pro-rata share of the revenue deliverable to our local partners pursuant to the agreements would be recorded as the cost of goods sold.

Intellectual Property, page 10

7.	We note your response to comment eight in our letter dated February 11, 2011, your revised disclosure on page 10 and Exhibit 10.22, Trademark Transfer Agreement for trademark number 1182064. This agreement refers to Guizhou Yinyan Wood Co. Limited as the transferee. Please revise your Our Corporation History and Background section disclosure to account for Guizhou Yinyan Wood Co. Limited in your corporate structure and history and how it came to hold the “Silvan” trademark.

Response: On page 4 of our prior filing, we disclosed that on October 22, 2007, Aosen Forestry established Silvan Flooring as a 55% majority owned joint venture with Guizhou Silvan Touch Wooden Co., Limited, or GST, the 45% minority holder, which was 78.21% owned and controlled at the time by Mr. Yulu Bai, our Chief Executive Officer and Aosen Forestry’s General Manager at the time.

We have corrected GST’s name throughout the Amendment to reflect its proper anglicized spelling as Guizhou Yinyan Wood Co., Ltd. This name also accords with GST’s name on the Shareholder Investment Agreement filed as Exhibit 10.4 to the Form 8-K.

Trademark 1182064 was originally filed and obtained by GST in anticipation of the forming of the Silvan Flooring joint venture. On May 8, 2009, Aosen Forestry acquired GST’s minority interest in Silvan Flooring from GST and Mr. Bai, and Silvan Flooring became Aosen Forestry’s wholly owned subsidiary. In November 2009, GST agreed to transfer the Silvan Touch trademark, 1182064, to Silvan Flooring.

Division of Corporation Finance
June 8, 2011

PRC Government Regulations, page 11 Dividend Distributions, page 13

8.	We note your response to comment 10 in our letter dated February 11, 2011 including that Silvan Flooring plans to allocate at least 10% of after-tax profit to the statutory general reserve fund during the second half of 2011. Please tell us whether this planned allocation is intended to address reserve funding requirements for 2010. Additionally, please tell us why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Lastly, discuss your revised disclosure on this point in your Management’s Discussion and Analysis.

Response:  During 2008 and 2009, we reinvested our available capital on the development of the Company and did not distribute any dividends to shareholders during this period. We plan to keep reinvesting any available capital in the Company for the foreseeable future. As a result, we did not allocate the required 10% of our after-tax profit to the statutory general reserve fund and did not hold shareholder meetings to distribute this fund. We plan to allocate the appropriate amount to the general statutory fund during the second half of 2011 and make up the balance from previous years, as our working capital situation allows.

Circular 75, page 14

9.	We note your response to comment 11 in our letter dated February 11, 2011. However, we also note that no revision was made to the section titled “Circular 75.” Please revise this section to provide consistent disclosure with the revisions made in your risk factor on page 22 covering the same topic.

Response:  We have revised the disclosure under the Circular 75 heading to make it consistent with our risk factor on page 22.

Mergers and Acquisitions, page 14

10.	We note your response to comment 12 in our letter dated February 11, 2011. Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel’s opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided an analysis of why the fact that the company is not a party to the option agreement would not be covered by “any indirect arrangement or series of arrangements which achieves the same effect.” You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai’s option to acquire control of the company will not vest until “12 months following the acquisition.

Response:  Bingwu Forestry’s acquisition of Aosen Forestry was done in accordance with China’s Corporate Law and Foreign Business Law. Since Bingwu Forestry and Aosen Forestry had different owners and management prior to the acquisition, the option agreement does not constitute roundtrip investment.

This separation of ownership and management does not affect Mr. Bai’s ability to manage Aosen Forestry and act as its legal representative, or to acquire control of the company after a period of time, in this case, after a 12-month period, if he chooses to do so. Since Mr. Bai is a founder and long-time manager of the Company, the existence of the option agreement provides a continued incentive for him to manage the Company well for the long-term.

Division of Corporation Finance
June 8, 2011

Risk Factors Related to Our Business, page 16

11.	We note your response to comment 14 in our letter dated February 11, 2011. Please revise your Business section disclosure to discuss your system of working with government-authorized testing agencies to test your new products for qualification with government standards prior to mass production and sale of these new products.

Response:  We conduct internal quality testing of our products, as well as external testing through authorized quality testing organizations, prior to the release of our products to the market. We work with testing agencies to set up the following quality testing procedures for both internal and external testing:

  Establish and complete all system documents, instructions on execution standards and workmanship, and quality standard docs.

  Establish detailed standards on raw material procurement and examination; return under- qualified raw materials if necessary.

  Employee training on workmanship, quality, and machinery usage in order to improve the employees skill level.

  Send key production managers and leaders to study and exchange knowhow with peer companies in order to maintain a high level of industry awareness and understand the latest in quality and production process.

  Quality control, or QC, personnel persons strictly follow quality standards at key points of the production process.

  QC department establish 3 levels of testing, performing sampling tests on medium and high density fiber board products with appropriate testing equipment.

  feedback to the production department within 2 hours of the occurrence of any problem.

  Production personnel strictly following the requirements of GB/T1178-2009, B/T18102-2001, B/T10012-2003, and GB/T17657-1999 standards during sample tests; tests conducted on every work shift and every product batch, and test records maintained for administrative review.

  Periodic testing of our testing and measurement equipment by the provincial quality testing agency for examination.

  QC department compares all testing data, and if a product abnormality is found, works with internal or external testers to correct such abnormality until the product is able to achieve the required level of quality.

Division of Corporation Finance
June 8, 2011

We believe that the foregoing control and testing process ensures our product quality and maintains sustainable growth in the sale of our products.

Obligations under Material Contracts, page 32

12.	We note your response to comment 18 in our letter dated February 11, 2011. Please disclose why Aosen Forestry obtained a loan from Mr. Bai for the land use rights to the eucalyptus tree forest rather than using other forms of financing. Disclose the amount originally paid by Mr. Bai for the forestry rights and when Mr. Bai received government approval for the forestry rights. Disclose whether the transfer has been registered and has received government approval and, if so, when and from what governmental authority. Disclose what land use rights Aosen Forestry obtained in this transaction.

Response: The land use right was originally held by Mr. Qin Shi who wanted to invest in Aosen Forestry. Aosen Forestry wanted the land use right but did not wish to increase its registered capital. Mr. Bai and Mr. Shi subsequently agreed that Mr. Shi would transfer the land use right to Mr. Bai, pursuant to a September 2009 agreement between them, and as consideration for such right, which the parties valued at RMB 40,000,000, Mr. Shi received 12.8% of the equity interest in Aosen Forestry held by Mr. Bai. Mr. Bai then sold the land use right to Aosen Forestry in exchange for RMB 40,000,000, which the Company repaid in full in the first quarter of 2011. Due to the close timing of the transactions, the land use right was never recorded in Mr. Bai’s name. Instead, the right was transferred directly from Mr. Shi to Aosen Forestry. The transfer of the land use right to Aosen Forestry was registered and approved by the government of Liping County, Guizhou Province. Aosen Forestry now holds all the land use rights to this forest land.

Properties, page 35.

13.	Please disclose the potential penalties and other impacts on the company should you be denied land use rights or other approvals for all uses of the land at your corporate headquarters.

Response: We have expanded our disclosure and related risk factor to provide that, if we are denied land use rights or other approvals for all uses of the 20,128 square meters of land in Xingyi, Guizhou that houses our plants, warehousing and packaging facilities, dormitory space, administrative offices, and maintenance facilities, such land may be resumed by the state without compensation, along with all buildings, fixtures, structures and improvements on such land. If this were to happen, our financial condition would be materially and adversely affected.

14.	We note your response to comment 20 in our letter dated February 11, 2011. Please tell us why you consider these stores “flagship stores” as opposed to regular stores or another distinction. Describe the material terms of any arrangements or agreements with the lessees of the properties. Disclose whether the agreements are in writing and, if so, file them as exhibits. Disclose whether you or any of your affiliates are paying the leasing fees or any other fees in connection with the stores. Disclose why you believe that you will be able to transfer the leases to you and when you believe the transfers will be complete. Update your disclosure for any developments regarding the expired leases. Lastly, identify the lessees who are affiliates of GST.

Division of Corporation Finance
June 8, 2011

Response: We refer to certain retail stores as “flagship” stores because they are generally larger and better equipped with samples, promotional material and product inventory, as compared to regular retail stores. As a result, flagship stores can better promote our image and the quality of our products. We have 8 such flagship stores, 5 of which are leased by GST and its affiliates, and 2 of which are leased by distributors to whom we provide advertisement, decoration, sampling and promotional support to these 2 stores.

During the years when we operated Silvan Flooring as a joint venture with GST, GST and its affiliates entered into lease agreements for 6 stores and we utilized GST’s resource and distribution platforms to sell Silvan Flooring products. Now that our joint venture relationship with GST has ended, we plan to transfer the leases for these flagship stores to Silvan Flooring as soon as their current terms expire. The lease for the Zhongxin store expired in December 2010, and on January 1, 2011 we extended the lease for a 3-year term and transferred it to Silvan Flooring.

We have no written agreements with GST or its affiliates with respect to the remaining leased properties.

Consolidated Statements of Income and Other Comprehensive Income, page F-5

15.	Please tell us how you rolled forward your net income, foreign currency translation gain as well as other line items from six months ended June 30, 2010 to nine months ended September 30, 2010. For example why is your foreign currency translation gain for the nine months ended September 30 equal to $582,678 if it was $183,491 for the six months ended June 30, 2010 and $913,206 for the three months ended September 30, 2010?

Response: The Company’s operations are carried out in the PRC by its PRC subsidiaries. The functional currency of the PRC subsidiaries is Chinese Renminbi (RMB). When preparing financial statements, all assets and liabilities of the PRC subsidiaries are translated into US dollars at the exchange rate on the balance sheet date; shareholders’ equity is translated at historical rates and items in the statements of income and other comprehensive income and of cash flows are translated based on the average translation rate. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements on income and comprehensive income as incurred.

The balance sheet amounts, with the exception of equity at June 30, 2010, were translated at RMB6.79 to $1.00. The average translation rates applied to the statements of income and of cash flows for the six months ended June 30, 2010 were RMB6.82 to $1.00.

The balance sheet amounts with the exception of equity at September 30, 2010 were translated at RMB6.68 to $1.00. The average translation rates applied to the statements of income and of cash flows for the nine months ended September 30, 2010 were RMB6.80 to $1.00.

Division of Corporation Finance
June 8, 2011

The foreign currency translation gain for the three months ended September 30, 2010 should be $399,187. We have corrected this amount in our restated financial statements for the period included in the Amendment.

Consolidated Statements of Cash Flows, page F-6

16.	Please tell us what is included in your line item “Additional paid in capital,” under cash flows from financing activities.

Response: The “Additional paid in capital” under cash flows from financing activities for the nine months ended September 30, 2010 are the historical figures of PNXE. There are no “Additional paid in capital” under cash flows from financing activities after eliminated the historical figures of PNXE.

2.4 Basis of Consolidation F-8

17.	We note your response to comment 23 from our letter dated February 11, 2011. However your disclosure on page F-8 still discusses this as a reverse merger and not a business combination under common control. Please revise in this section and any other section where you refer to the May 18, 2010 agreement between CBF and QAF.

Response: We note your comment and have revised the notes to the financial statements included in the Amendment to state that the business combination was accounted for as entities under common control because the majority shareholders of CBF and QAF are the same people.

2.16 Property and Equipment, page F-11

18.	We note your response to comment 25 from our letter dated February 11, 2011. Tell us what specific experience your management has regarding this type of equipment. In relation to this machinery, tell us why you believe you will have economic benefit to generate cash flows for the next 30 years. Refer to your basis in accounting literature.

Response: This equipment is specific to the production of flooring products, which is our business, and our management has many years of experience in the industry. Our Chairman, Mr. Bai, has over 15 years’ experience in the forestry industry, and in particular in the production of fiber board. He served as the General Manager of Aosen Forestry since 2004, is the vice chairman of the local Guizhou Forestry Industry Association and vice chairman of Guizhou Small and Medium Size Private Business Credit Promotion Association, and holds a Bachelor’s Degree in fiber boards from Northeastern Forestry University (formerly, Nanjing Forestry University). Our Chief Operating Officer, Mr. Fangping Peng also holds a Bachelor’s Degree in Artificial Boards from Nanjing Forestry University, has operated our subsidiary, Silvan Flooring, since 2004, and served 18 years prior to joining us as a director at the Chongqing Comprehensive Wood Company.

We believe that we will have economic benefit from this machinery to generate cash flows for the next 30 years because the machinery is not high-technology machinery. As such it can provide uninterrupted usage for a long period of time, so long as we continue to provide routine repair and maintenance.

Division of Corporation Finance
June 8, 2011

16. Common Stock, page F-24

19.	We note your response to comment 26 from our letter dated February 11, 2011. You state that “Aosen Forestry issued 3,791,740 shares at par value $1 per share as consideration for paid in capital contributions made to the Company in prior year by Mr. Yulu Bai, a shareholder of Aosen Forestry at the time.” You also state that the Aosen Forestry audited financial statements for the fiscal year ended December 31, 2009, properly reflect these shares as common stock subscribed. However, we did not see common stock subscribed for these shares in the Aosen Forestry financial statements. We also do not see a contribution from the shareholder received in the prior year for $3,791,740.

Response: Mr. Yulu Bai contributed $3,791,740 in paid in capital to Aosen forestry which is included in the $5,496,340 in additional paid in capital carried forward from prior years. Mr. Bai subsequently received the shares as consideration for such paid in capital, which subscription was improperly reflected in Aosen Forestry’s consolidated statement of shareholders’ equity under issuance of common stock out of additional paid in capital. We will restate our financial statements for the fiscal year ended December 31, 2009, to report this amount as common shares subscribed.

18. Product Line Information, page F-25

20.	We note that your sales for wooden fiber sheets were $286,392 for the three months ended September 30, 2010 and were $6,970,666 for the three months ended June 30, 2010. Please explain why sales would be so dramatically different between the two periods. In addition, provide this explanation in your Management’s Discussion and Analysis disclosure. Please note that your MD&A should talk about material results related to different product lines, including future trends and uncertainties related to those product lines. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.pov/rules/interp/33-8350.htm.

Response: We sell wooden fiber sheets and wooden floors which are in the same industry and use the same production process, class of customer, selling practice and distribution process. The Amendment includes information for our wooden fiber sheets and wooden floor products for the fiscal years ended December 31, 2009 and 2010.

The sales of wooden fiber sheets are conducted mainly through our subsidiary, Aosen Forestry. Sales for the three months ended September 30, 2010, totaled $286,392, as compared to $10,040,917 for the nine-month period ended September 30, 2010. The drastic decrease during the 2010 third quarter is attributable to the fact that during this period, 93.7% of Aosen Forestry’s fiber board production was consumed by Silvan Flooring’s laminate flooring product line, which commenced operations in late 2009. This was a drastic increase in such sales from the prior 2010 quarters. Such internal sales were not accounted for as revenue in our consolidated financial statements.

Division of Corporation Finance
June 8, 2011

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-52

21.	We note your response to comment 28 from our letter dated February 11, 2011. However, you should provide adjustments to eliminate the historical income and expenses of PNXE in the “Pro Forma Adjustments” column, not just zero out PNXE historical results. In addition please delete the pro forma balance sheet as of December 31, 2009 and June 30, 2010. Please include the pro forma balance sheet for September 30, 2010 and pro forma income statement for the nine months ended September 30, 2010.

Response: We note your comment and we have made amended the Unaudited Prof Forma Condensed Consolidated Financial Statements to eliminate the historical income and expenses of the Company in the “Pro Forma Adjustments” column; delete the pro forma balance sheet as of December 31, 2009 and June 30, 2010; and include the pro forma balance sheet for September 30, 2010 and pro forma income statement for the nine months ended September 30, 2010.

* * *

Division of Corporation Finance
June 8, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,
PHOENIX ENERGY RESOURCE CORPORATION

By: /s/ Yulu Bai
Yulu Bai
Chief Executive Officer

Cc:   Joseph R. Tiano, Esq.
        Dawn Bernd-Schulz, Esq.